September 30, 2017

Subject: Certification of Financial Statements by Principal Executive Officer

I, John Cascarano, certify that:

(1) the financial statements of Small Batch Beauty, LLC, included in this Form are true and complete in all material respects; and

(2) the tax return information of Small Batch Beauty, LLC, included in this Form reflects accurately the information reported on the tax return for Small Batch Beauty, LLC, filed for the fiscal year ended 12-31-2016.



President

Small Batch Beauty, LLC
1604 Tynewood Drive
Nashville, TN 37215
615-540-9860